UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2) VIROPHARMA INCORPORATED
(Name of Subject Company (Issuer))
VENUS NEWCO, INC. SHIRE PHARMACEUTICAL HOLDINGS IRELAND LIMITED
(Names of Filing Persons (Offeror))
Common Stock, Par Value $0.002 Per Share
(Title of Class of Securities)
928241108
(Cusip Number of Class of Securities)
Michael Garry Shire Pharmaceutical Holdings Ireland Limited 5 Riverwalk, Citywest Business Campus Dublin 24, Ireland +353 1 429 7700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
George R. Bason, Jr. William J. Chudd Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒  third-party tender offer subject to Rule 14d-1.
☐   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Shire Pharmaceutical Holdings Ireland Limited, a company incorporated in Ireland (“SPHIL”), and Venus Newco, Inc., a Delaware corporation and a wholly owned subsidiary of SPHIL (“Purchaser”), with the Securities and Exchange Commission on November 25, 2013 (as previously amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.002 per share (the “Shares”), of ViroPharma Incorporated, a Delaware corporation (“ViroPharma”), for $50.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 25, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibit (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO.

As contemplated by the proposed settlement of certain litigation described in “Section 16-Certain Legal Matters; Regulatory Approvals-Litigation Related to the Merger” of the Offer to Purchase (as amended by this Amendment), SPHIL and Purchaser are providing certain additional disclosures. This supplemental information should be read in conjunction with the Schedule TO (including the Offer to Purchase), which we urge you to read in its entirety.  The defendants deny that any further supplemental disclosure was required under any applicable rule, statute, regulation or law but have agreed to provide these additional disclosures as part of the proposed settlement.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

(a)   The table captioned “Non-Risk-Adjusted Projections—($ in millions)” in “Section 8—Certain Information Concerning ViroPharma—Projections” of the Offer to Purchase on page 21 is hereby amended and supplemented by inserting at the bottom of the table additional rows, which read as follows:

Selected Cash Flow Items
Depreciation	3	4	4	4	4	4	4	4	4	4
Amortization	32	32	27	27	39	50	50	50	50	50
Capital Expenditures	(12)	(6)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Change in Working Capital	(64)	(39)	(29)	(26)	(33)	(29)	(28)	(35)	(36)	(48)
Milestone Payments	(3)	(75)	(48)	(60)	(40)	(137)	(95)	0	0	0

(b)   The first sentence of the second paragraph of “Section 11—Background of the Offer; Contacts with ViroPharma—Background of the Offer” of the Offer to Purchase on page 26 is hereby amended and restated in its entirety to read as follows:

“On December 20, 2012, Shire’s then-Chief Executive Officer, Angus Russell, telephoned Mr. Milano, with whom he had no prior personal or professional relationship.”

(c)   The fifth sentence of the second paragraph of “Section 11—Background of the Offer; Contacts with ViroPharma—Background of the Offer” of the Offer to Purchase on page 27 is hereby amended and restated in its entirety to read as follows:

“On April 5, 2013, Mr. Russell’s successor and Shire’s new Chief Executive Officer, Flemming Ornskov, M.D., telephoned Mr. Milano, with whom he had no prior personal or professional relationship, to introduce himself and to note Shire’s continued interest in exploring potential opportunities for a strategic transaction with ViroPharma.”

(d)   The first sentence of the tenth paragraph of “Section 11—Background of the Offer; Contacts with ViroPharma—Background of the Offer” of the Offer to Purchase on page 28 is hereby amended and restated in its entirety to read as follows:

“On June 21, 2013, the parties executed a Confidentiality Agreement, which included a customary one-year standstill provision that permitted Shire to make a private proposal in respect of ViroPharma to the ViroPharma Board at any time and provided that the standstill restrictions would terminate in the event that, among other things, any person or group entered into an agreement with ViroPharma contemplating the acquisition of more than 50% of ViroPharma’s outstanding securities.  On June 22, 2013, ViroPharma made available to Shire certain targeted, non-public information through an electronic data room.”

(e)   The second sentence of the fourteenth paragraph of “Section 11—Background of the Offer; Contacts with ViroPharma—Background of the Offer” of the Offer to Purchase on page 28 is hereby amended and restated in its entirety to read as follows:

“In addition, Mathew Emmens, the Chairman of the Shire Board, placed a call to ViroPharma Board member Robert J. Glaser, with whom Mr. Emmens had worked at other pharmaceutical companies, seeking to understand ViroPharma’s rationale for rejecting Shire’s most recent proposal.”

(f)   The twenty-second paragraph of “Section 11—Background of the Offer; Contacts with ViroPharma—Background of the Offer” of the Offer to Purchase on page 29 is hereby amended and restated in its entirety to read as follows:

 “On September 8, 2013, ViroPharma provided Shire with the Non-Risk-Adjusted Projections described in more detail in “Section 8—Certain Information Concerning ViroPharma—Projections.”  The Non-Risk-Adjusted Projections were provided to Shire so that Shire could apply its own assumptions regarding potential risk adjustments.”

(g)   The last sentence of the thirty-fifth paragraph of “Section 11—Background of the Offer; Contacts with ViroPharma—Background of the Offer” of the Offer to Purchase on page 30 is hereby amended and restated in its entirety to read as follows:

“During this series of calls, Mr. Milano proposed a transaction price of $51.00 per Share and in connection with a transaction at such price, a $200 million antitrust reverse termination fee.  In doing so, Mr. Milano also proposed an alternative $400 million antitrust reverse termination fee in connection with a transaction at a $50.00 deal price.  Dr. Ornskov stated that Shire could not pay more than $50.00 per Share and that he was willing to propose a transaction price of $50.00 per Share to the Shire Board, but offered a counterproposal in respect of the antitrust reverse termination fee of $180 million, noting that certain of Shire’s legal obligations constrained the size of termination fees it was willing to pay.”

(h)   The fortieth paragraph of “Section 11—Background of the Offer; Contacts with ViroPharma—Background of the Offer” of the Offer to Purchase on page 31 is hereby amended and supplemented by adding the following sentence to the end of the paragraph:

“The parties never discussed, and the definitive Merger Agreement did not include, provisions regarding the future employment or retention by Shire of ViroPharma’s senior management.”

(i)    “Section 16—Certain Legal Matters; Regulatory Approvals—Litigation Related to the Merger” of the Offer to Purchase on page 54 is hereby amended and restated in its entirety to read as follows:

“As of December 15, 2013, four purported ViroPharma stockholders have separately filed putative class action lawsuits in the Delaware Court of Chancery against ViroPharma, the members of the ViroPharma Board, Purchaser, SPHIL, and in certain instances, Shire. The actions are captioned Bradley v.ViroPharma Incorporated, et al., C.A. No. 9104-VCG (the “Bradley Action”); Manley v.ViroPharma Incorporated, et al., C.A. No. 9108-VCG (the “Manley Action”); Turbow v. ViroPharma Incorporated, et al., C.A. No. 9111-VCG (the “Turbow Action”) and Cohen v. ViroPharma Incorporated, et. al., C.A. No. 9136-VCG (the “Cohen Action”).

On December 3, 2013, the Delaware Court of Chancery entered an Order of Consolidation and Appointment of Lead Counsel (the “Consolidation Order”) consolidating the Bradley Action, the Manley Action and the Turbow Action for all purposes under the caption In re ViroPharma Incorporated Stockholders Litigation, Consol. C.A. No. 9104-VCG (the “Consolidated Action”). The Consolidation Order designated the Verified Amended Class Action

Complaint filed on December 2, 2013 in the Turbow Action as the operative complaint in the Consolidated Action and appointed Pomerantz Grossman Hufford Dahlstrom & Gross LLP, 600 Third Avenue, New York, New York 10016 as lead counsel for plaintiffs. On December 11, 2013, the Court consolidated the Cohen Action into the Consolidated Action. Generally, the Consolidated Action alleges that the defendants breached, and/or aided breaches of, fiduciary duties owed to ViroPharma’s public stockholders by, among other things, engaging in an improper process, agreeing to a transaction price that does not adequately compensate stockholders, agreeing to preclusive deal protection devices in the Merger Agreement and omitting material information in the Schedule 14D-9. The Consolidated Action seeks, among other things, to enjoin the defendants from consummating the Merger; damages; and an award of attorneys’ fees and costs.

Following the commencement of the litigation described above, the parties engaged in expedited document and deposition discovery. Following that discovery, on December 14, 2013, the parties executed a memorandum of understanding (the “MOU”) setting forth an agreement-in-principle to settle the Consolidated Action (the “Settlement”). Pursuant to the MOU, ViroPharma agreed to make certain disclosures in an amendment to the Schedule 14D-9 in exchange, subject to court approval, for dismissal of the Consolidated Action and a release from claims relating to, among other things, the Merger. The MOU further provides, among other things, that the Settlement is expressly conditioned on and subject to execution of a stipulation of settlement (the “Stipulation”), as well as the following conditions, which shall be included in the Stipulation: (a) the completion of confirmatory discovery, as well as Plaintiffs’ continued good faith belief that the Settlement is fair, reasonable, adequate, and in the best interests of the class; (b) final certification of the class; (c) final approval of the Settlement by the Court; and (d) the consummation of the Merger. The Settlement will not affect the form or amount of the consideration that ViroPharma stockholders are entitled to receive in the Merger.

The defendants deny that they engaged in any wrongdoing, committed any violations of law or acted improperly in any way, and believe that they acted properly at all times and that the Consolidated Action has no merit, but wish to settle the Consolidated Action in order to avoid the costs, disruption, and distraction of continued litigation of the Consolidated Action.”

(j)   The third sentence of “Section 1—Summary Term Sheet—Do you have the financial resources to pay for the shares?” of the Offer to Purchase on page 1 is hereby amended by replacing “US $2.6 billion short-term facilities agreement” with “US $2.6 billion (reduced to US $1.75 billion as detailed in “Section 10—Sources and Amount of Funds—2013 Facilities Agreement”) short-term facilities agreement”.

(k)  The first two paragraphs of “Section 10—Sources and Amount of Funds—2013 Facilities Agreement” of the Offer to Purchase on page 23 are hereby amended and restated in their entirety to read as follows:

“On November 11, 2013, Shire (as guarantor and an original borrower) and Shire Global Finance (as an original borrower) entered into a US $2.60 billion Facilities Agreement (the “2013 Facilities Agreement”) with, among others, Morgan Stanley Bank International Limited (acting as lead arranger and agent). The 2013 Facilities Agreement initially comprised two credit facilities: (i) a US $1.75 billion term loan facility and (ii) a US $0.85 billion term loan facility.  On December 13, 2013, Shire and Morgan Stanley Bank International Limited, among others, entered into a letter agreement (the “Letter Agreement”) pursuant to which Shire exercised its right to cancel US $0.85 billion of the US $1.75 billion term loan facility, and therefore, as of December 13, 2013, the US $1.75 billion term loan facility has been reduced to a $0.90 billion term loan facility.  Shire has agreed to act as guarantor for any of its subsidiaries that are or become borrowers under the 2013 Facilities Agreement.

The US $0.90 billion term loan facility, which matures on November 10, 2014, may be used only to finance the purchase price payable in respect of the proposed acquisition of ViroPharma (including certain related costs) and for the redemption of Shire’s US $1.1 billion convertible bonds due 2014 (the “Convertible Bonds”). Shire has the option to extend the maturity of the US $0.90 billion term loan facility once by a further 364 days. Shire agreed to cancel US $0.85 billion of the US $1.75 billion term loan facility because, following Shire’s announcement on November 26, 2013 that it would redeem all outstanding Convertible Bonds on December 27, 2013, bondholders exercised their conversion rights in respect of US $1,099,050,000 of the outstanding principal amount of the Convertible Bonds and only US $950,000 of the outstanding principal amount of the Convertible Bonds currently remains outstanding.”

(l)    The fifth, sixth, seventh and ninth paragraph of “Section 10—Sources and Amount of Funds—2013 Facilities Agreement” of the Offer to Purchase on pages 23 and 24 are hereby amended by replacing each reference to “US $1.75 billion term loan facility” contained therein with “US $0.90 billion term loan facility”.

(m)  The last paragraph of “Section 10—Sources and Amount of Funds—2013 Facilities Agreement” of the Offer to Purchase on page 25 is hereby amended and restated in its entirety as follows:

“The foregoing summary description of the 2013 Facilities Agreement and the Letter Agreement is qualified in its entirety by reference to the 2013 Facilities Agreement and the Letter Agreement, copies of which Purchaser has filed as exhibits to the Schedule TO filed with the SEC in connection with the Offer, as it may be amended or supplemented from time to time (the “Schedule TO”), which you may examine and copy as set forth in “Section 9—Certain Information Concerning Purchaser and SPHIL” above.”

Item 12 (Exhibits).

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(b)(3) Letter agreement dated December 13, 2013 among Shire plc, Morgan Stanley Bank International Limited, as agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on December 16, 2013).

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  December 16, 2013

Venus Newco, Inc.

By:	/s/ Jeffrey Poulton
Name: Jeffrey Poulton
Title: President

Shire Pharmaceutical Holdings Ireland Limited

By:	/s/ Michael Garry
Name: Michael Garry
Title: Director

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated November 25, 2013.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement dated November 25, 2013.
(a)(5)(i)
Joint Press Release issued by Shire plc and ViroPharma Incorporated dated November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(ii)	Slide Presentation (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(iii)
Letter to ViroPharma Employees dated November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(iv)
Transcript of Investor Conference Call held on November 11, 2013 (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(v)
Prepared Remarks of Flemming Ornskov, M.D., Chief Executive Officer of Shire (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).

(a)(5)(vi)	Letter to Patients (incorporated by reference to the Schedule TO-C filed by Shire Pharmaceutical Holdings Ireland Limited and Venus Newco, Inc. on November 12, 2013).
(a)(5)(vii)	Complaint filed in the Court of Chancery of the State of Delaware on November 19, 2013 (Eileen Bradley v. ViroPharma Incorporated, et al.).
(a)(5)(viii)	Complaint filed in the Court of Chancery of the State of Delaware on November 20, 2013(Mary Manley v. ViroPharma Incorporated, et al.).
(a)(5)(ix)	Complaint filed in the Court of Chancery of the State of Delaware on November 21, 2013 (Orrin H. Turbow v. ViroPharma Incorporated, et al.).
(a)(5)(x)	Complaint filed in the Court of Chancery of the State of Delaware on December 4, 2013 (Brian Cohen v. ViroPharma Incorporated, et al.).
(a)(5)(xi)	Press Release issued by Shire plc dated December 11, 2013 announcing expiration of the HSR waiting period.
(b)(1)
Facilities Agreement dated November 11, 2013 among Shire plc, Morgan Stanley Bank International Limited, as mandated lead arranger, bookrunner and agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).

(b)(2)
Multicurrency revolving and swingline facilities agreement as at November 23, 2010 by and among Shire plc & with a number of financial institutions, for which Abbey National Treasury Services Plc (trading as Santander Global Banking and Markets), Bank of America Securities Limited, Barclays Capital, Citigroup Global Markets Limited, Lloyds TSB Bank plc and The Royal Bank of Scotland plc acted as mandated lead arrangers and bookrunners (incorporated by reference to Exhibit 10.28 to the Current Report on Form 10-K filed by Shire plc on February 23, 2011).

(b)(3)	Letter agreement dated December 13, 2013 among Shire plc, Morgan Stanley Bank International Limited, as agent, and the other parties thereto (incorporated by reference to Exhibit 10.1 to the

Current Report on Form 8-K filed by Shire plc on December 16, 2013).
(c)	Not applicable.
(d)(1)
Agreement and Plan of Merger dated as of November 11, 2013 among Shire Pharmaceutical Holdings Ireland Limited, Venus Newco, Inc., ViroPharma Incorporated and Shire plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Shire plc on November 12, 2013).

(d)(2)	Confidentiality Agreement dated as of June 20, 2013 between ViroPharma Incorporated and Shire Pharmaceutical Holdings Ireland Limited.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.